[redacted]

11015227

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2011
DIVISION OF MARKET REGULATION

SECU[illegible] ...SION

OYC 3/7/11

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68156

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SFA Financial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Faulkner & Thompson, P.A

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/8/2011

Oath or Affirmation

I, **Brian D. Smith,** *swear* (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **SFA Financial, LLC,** as of **December 31, 2010,** are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified as that of a customer.

____
Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this
24th day of February, 2011

____
Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- X (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ___ (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ___ (m) A copy of the SIPC Supplemental Report.
- ___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal control.
- ___ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

SFA FINANCIAL, LLC

REPORT ON
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2010

Securities and Exchange Commission

Washington, D.C. 20549

Annual Audit Report

For the year January 1, 2010 to December 31, 2010

SFA Financial, LLC

(Name of Respondent)

750 Executive Center Drive
Suite 102 (B-32)
Greenville, South Carolina 29615

(Address of Principal Executive Offices)

Brian D. Smith

SFA Financial, LLC
750 Executive Center Drive
Suite 102 (B-32)
Greenville, South Carolina 29615

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

SFA FINANCIAL, LLC
REPORT ON AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
DECEMBER 31, 2010

TABLE OF CONTENTS

FAULKNER AND THOMPSON, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT E. FAULKNER
T. DALE THOMPSON

CERTIFIED IN S.C. AND N.C.

226 NORTHPARK DRIVE, SUITE 110
POST OFFICE BOX 2456
ROCK HILL, SOUTH CAROLINA 29732
TELEPHONE: 803-324-3160
FACSIMILE: 803-324-2767

NORTH CAROLINA:
10800 SIKES PLACE, SUITE 300
CHARLOTTE, NORTH CAROLINA 28277
TELEPHONE: 704-541-6180
FACSIMILE: 704-846-3103

INDEPENDENT AUDITORS' REPORT

To the Manager and Members of
SFA Financial, LLC

We have audited the accompanying statement of financial condition of SFA Financial, LLC (the *Company*) as of December 31, 2010, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SFA Financial, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Faulkner & Thompson, P.A.

Rock Hill, South Carolina
February 18, 2011

SFA FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

ASSETS	
Cash and cash equivalents	$ 9,530
Commissions receivable	242
Prepaid Insurance	5,554
Deposits with clearing organizations	69
Total assets	$ 15,395

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Payable to related party	$ 369
Commissions payable	314
Total liabilities	683
MEMBERS' EQUITY	
Contributed capital	20,200
Retained earnings (deficit)	(5,488)
Total members' equity	14,712
Total liabilities and members' equity	$ 15,395

The accompanying notes are an integral part of these financial statements.

SFA FINANCIAL, LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2010

REVENUE	
Fees for supervision/compliance	$ 18,801
Variable life and annuities	16,545
Trails	1,923
12b-1 Fees	441
Sale of MF shares	222
529 College Saving Plans	137
Total revenue	38,069
OPERATING EXPENSES	
Compensation for supervision	7,650
Commission expense	6,912
Rent expense	6,000
Errors and omissions expense	5,381
Consultant fees	4,400
Miscellaneous	2,153
Conference expense	1,998
Regulatory fees and expenses	1,566
FINRA fees and assessments	1,255
Employee compensation	1,000
Computer and interest expense	968
Total operating expenses	39,283
Net income/(loss)	$(1,214)

The accompanying notes are an integral part of these financial statements.

SFA FINANCIAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2010

	Contributed Capital	Retained Earnings (Deficit)	Total
BALANCE AT DECEMBER 31, 2009	$ 20,200	$(4,274)	$ 15,926
Net income (loss) for the year ended December 31, 2010	-	(1,214)	(1,214)
BALANCE AT DECEMBER 31, 2010	$ 20,200	$(5,488)	$ 14,712

The accompanying notes are an integral part of these financial statements.

SFA FINANCIAL, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010

CASH FLOW FROM OPERATING ACTIVITIES	
Net income (loss)	$(1,214)
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Decrease in receivables	2,841
Increase in prepaid insurance	(934)
Decrease in deposits with clearing organizations	90
Increase in commissions payable	314
Increase in payable to related party	369
Net cash provided by operating activities	2,680
Increase in cash	1,466
CASH, BEGINNING OF YEAR	8,064
CASH, END OF YEAR	$ 9,530

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

SFA Financial, LLC (the *Company*) is registered as a broker-dealer with the Securities and Exchange Commission (*SEC*) and is a member of the Financial Industry Regulatory Authority (*FINRA*), formerly the National Association of Securities Dealers, Inc. (*NASD*). The Company was organized under the laws of the State of South Carolina on January 16, 2009. As a limited liability company, members have limited liability for certain acts.

The Company's primary source of revenue is derived from selling mutual funds, variable life, variable annuities and 529 college savings plans to customers who are predominantly middle and upper income individuals and small and middle-market businesses. The Company maintains no cash or securities for its customers nor does it carry or clear transactions for its customers. The Company clears all of its customer transactions by way of application or directly through the mutual fund companies or insurance companies.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company defines cash equivalents as all highly liquid investments with an original maturity of three months or less.

Securities Transactions

Securities transactions, commission revenue and commission expenses are recorded on a trade-date basis. Unrealized gains and losses on securities transactions, if any, are included in riskless principal transactions in the statement of income. Marketable securities are recorded at market value.

Commissions Receivable

Commissions receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off balances when amounts are deemed uncollectible.

Fair Value of Financial Instruments

The financial instruments of the Company are reported on the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – INCOME TAXES

The Company, as a limited liability company under the Internal Revenue Code and applicable state statutes, has elected to be treated as a partnership for income tax purposes. Any income or loss of the Company flows through to the members to be taxed at the members' respective rates. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

SFA Financial, LLC, as a broker-dealer, has approved Southeast Financial Advisors, LLC (a related party through common ownership) to conduct outside business in the area of investment advisory services. Under this agreement, the related party pays SFA Financial, LLC a portion of total investment advisory fees collected. The financial operations of Southeast Financial Advisors, LLC are not audited. Total funds received under this agreement during 2010 were $18,801.

The Company reimburses a related party for office space rent and a portion of its operating costs. During the year ended December 31, 2010, the Company paid $6,000 for office space rent and other operating costs.

At December 31, 2010, net amounts due to the related party, payable on demand, amounted to $369.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company has significant dependency on the related party. The revenue received from the related party during 2010 represents forty-nine percent of the Company's total revenue.

NOTE 5 – CONTINGENCIES AND COMMITMENTS

In some instances, the Company can be held liable for trades that have not been closed by certain company representatives. However, management believes the likelihood of such an occurrence is remote, and accordingly, no provision has been recorded in these financial statements.

NOTE 6 – NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2010, the Company had net capital (as defined) of $9,089, which exceeded the minimum net capital requirements by $4,089. The Company's ratio of aggregate indebtedness to net capital was .08 to 1 at December 31, 2010.

NOTE 7 – SUBSEQUENT EVENTS

The financial statements considered subsequent events through February 18, 2011, the date the financial statements were issued.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2010

SFA FINANCIAL, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2010

Net Capital	
Total members' equity	$ 14,712
Deductions and/or charges:	
Nonallowable assets:	
Prepaid Insurance	(5,554)
Deposits with clearing organizations	(69)
Net capital	$ 9,089
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 314
Payable to related party	369
Aggregate indebtedness	$ 683
Computation of Basic Net Capital Requirements	
6-2/3% of aggregate indebtedness	$ 46
Minimum Net Capital Requirement	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 4,089
Ratio: Aggregate Indebtedness to Net Capital	.08 to 1
Excess Net Capital at 1000%	$ 9,021
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2010)	
Net capital as reported in Company's Part II (unaudited) FOCUS Report	$ 9,422
Audit adjustments:	
To increase commissions receivable	242
To increase commissions payable	(206)
To record payable to related party	(369)
Net capital per above	$ 9,089

FAULKNER AND THOMPSON, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT E. FAULKNER
T. DALE THOMPSON

CERTIFIED IN S.C. AND N.C.

226 NORTHPARK DRIVE, SUITE 110
POST OFFICE BOX 2456
ROCK HILL, SOUTH CAROLINA 29732
TELEPHONE: 803-324-3160
FACSIMILE: 803-324-2767

NORTH CAROLINA:
10800 SIKES PLACE, SUITE 300
CHARLOTTE, NORTH CAROLINA 28277
TELEPHONE: 704-541-6180
FACSIMILE: 704-846-3103

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Manager and Members of
SFA Financial, LLC

In planning and performing our audit of the financial statements and supplemental schedule of SFA Financial, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (*SEC*), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Faulkner & Thompson, P.A.

Rock Hill, South Carolina
February 18, 2011